UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*



                          DATRON SYSTEMS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  238173-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              MATTHEW J. DAY, ESQ.
                          118 E. 25th Street, 8th Floor
                    New York, New York 10022 (212) 614-0323
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Noticed and Communication)


                                  May 18, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filling of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


                              (Page 1 of 40 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 2 of 40 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      ACQUISITOR PLC
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF        7        SOLE VOTING POWER
    SHARES                            380,700
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          0
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      380,700
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      380,700
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.8%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      CO
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 3 of 40 Pages
-------------------------------              -----------------------------------

================================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         J O Hambro Capital Management (Holding) Limited
                         No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS
                         AF
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF        7        SOLE VOTING POWER
    SHARES                     0
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                    30,700
 PERSON WITH      --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                               0
                  --------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                               30,700
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         30,700
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              /X/
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         1.1%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                         HC
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 4 of 40 Pages
-------------------------------              -----------------------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       J O Hambro Capital Management Limited
                       No I.R.S. Identification Number
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER OF           7        SOLE VOTING POWER
   SHARES                               0
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH         8        SHARED VOTING POWER
 REPORTING                              30,700
PERSON WITH         ------------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                                        0
                    ------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
                                        30,700
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        30,700
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                /X/
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        1.1%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
                        IA
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 5 of 40 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      American Opportunity Trust plc
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF        7        SOLE VOTING POWER
    SHARES                            0
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                           30,700
 PERSON WITH     --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      30,700
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      30,700
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.1%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IV
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 6 of 40 Pages
-------------------------------              -----------------------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Christopher Harwood Bernard Mills
                       No I.R.S. Identification Number
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER OF          7        SOLE VOTING POWER
   SHARES                            0
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH        8        SHARED VOTING POWER
 REPORTING                           411,400
PERSON WITH         ------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER
                                     0
                    ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                                     411,400
--------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       411,400
--------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       14.9%
--------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON
                       IN

================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 7 of 40 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Duncan Soukup
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF        7        SOLE VOTING POWER
    SHARES                            0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          0
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 8 of 40 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      James Ozanne
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER  OF        7        SOLE VOTING POWER
    SHARES                            0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          0
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 9 of 40 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Peter Melhado
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER  OF        7        SOLE VOTING POWER
    SHARES                            0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          0
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 10 of 40 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Glen Lindemann
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      OO
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER  OF        7        SOLE VOTING POWER
    SHARES                            0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          0
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 11 of 40 Pages
-------------------------------              -----------------------------------

                            STATEMENT ON SCHEDULE 13D


     The following constitutes Amendment No. 7 to the Schedule 13D (the "Schedule 13D") jointly filed by Acquisitor plc, J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc and Christopher H.B. Mills (the "Original Filing Parties") and the initial Schedule 13D jointly filed by Duncan Soukup, Peter Melhado, James Ozanne and Glen Lindemann. Except as specifically amended by this Amendment No. 7, the
Schedule  13D  remains  in  full  force  and  effect.

Item  2  is  hereby  amended  to  add  the  following:

Item  2.          Identity and Background.
                  -----------------------

     Items  2(a),  2(b),  2(c)  and  2(f).  Filing  Parties.

     In addition to the Original Filing Parties, this Statement is filed on behalf of the following persons (the "New Filing Parties"), who, together with the Original Filing Parties, are referred to as the "Filing Parties":

     1) Duncan Soukup is a British citizen whose business address is c/o Lionheart Group, Inc., 118 E. 25th Street, New York, NY 10020. His principal employment includes serving as the chairman and chief executive officer of York Energy Ltd., a Guernsey company quoted on the Ofex market in the UK. He is also president and chief executive officer of Lionheart Group, Inc., a US based financial services holding company that he founded in 1994, and a managing director of Acquisitor plc.

     2) James Ozanne is a United States citizen whose business address is c/o Lionheart Group, Inc., 118 E. 25th Street, New York, NY 10020. His principal employment includes serving (since 1996) as the principal at Greenrange Partners LLC, which makes early to late stage venture capital investments and which participates in management buy-outs. Mr. Ozanne is a Director of Acquisitor.

     3) Peter Melhado is a United States citizen whose business address is c/o Lionheart Group, Inc., 118 E. 25th Street, New York, NY 10020. His principal employment includes serving as General Partner of Polaris Partners, L.P., an investment partnership he co-found in 1989. Mr. Melhado is a Director of Acquisitor.

     4) Glen Lindemann is a United States citizen whose business address is c/o Lionheart Group, Inc., 118 E. 25th Street, New York, NY 10020. He is a retired businessman.

     By virtue of his position with Acquisitor, each of Messrs. Soukup, Ozanne and Melhado has the power to vote and dispose of the Issuer's shares owned by Acquisitor.

             Item  2(d)         Criminal  Proceedings.

             During the last five years, none of the New Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            Item  2(e)         Civil  Securities  Law  Proceedings.

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 12 of 40 Pages
-------------------------------              -----------------------------------

     During the last five years, none of the New Filing Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  4  is  hereby  amended  to  add  the  following:

Item  4.  Purpose  of  Transaction

     On May 21, 2001, Acquisitor delivered a letter to the Issuer, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference (the "Nomination Letter"), to nominate Duncan Soukup, Peter Melhado, James Ozanne and Glen Lindemann, as set forth therein, to the Issuer's Board of Directors at the Annual Meeting of Stockholders of the Issuer for the fiscal year 2001.

     On May 21, 2001, Acquisitor delivered a letter to the Issuer's Board of Directors (the "May 21st Letter"), a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference, stating, among other things, that Acquisitor would not solicit proxies from the Issuer's stockholders for the Issuer's 2001 Annual Meeting of Stockholders if the Issuer (i) agreed to engage an investment bank with a proven record in the aerospace, defense and communication industries acceptable to Acquisitor to assist the Issuer's Board in enhancing shareholder value and (ii) redeemed its poison pill. In return, Acquisitor stated it was willing to (a) reduce the number of its nominees to the Board of Directors to two, namely James Ozanne and Duncan Soukup, and have such nominees included in the Issuer's slate and work with the Issuer to facilitate the election of the full slate at the Annual Meeting, and (b) enter into an appropriate standstill agreement with the Issuer.

     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting
Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares or changing its intention with respect to any and all matters referred to in Item
4. Except as set herein, the Reporting Persons have no agreements or understandings between themselves with respect to the voting or disposition of the Common Stock of the Issuer.


Item  5  is  hereby  amended  to  add  the  following:

Item  5.  Interest  in Securities of the Issuer.
          -------------------------------------

          Items  5(a)  and  5(b)

          Each of Acquisitor and Messrs. Soukup, Ozanne and Melhado may be deemed to beneficially own, and have shared power to vote or dispose of, the 380,700 shares of Common Stock of the Issuer (which constitutes approximately 13.8% of the outstanding shares of Common Stock of the Issuer) owned by Acquisitor. None of Acquisitor or Messrs. Soukup, Ozanne or Melhado has the sole power to vote or dispose of any shares of Common Stock of the Issuer.

     Mr. Lindemann does not beneficially own any shares of Common Stock of the Issuer.

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 13 of 40 Pages
-------------------------------              -----------------------------------

     Item  5(c)

     None of Messrs. Soukup, Ozanne, Melhado or Lindemann has purchased any shares of Common Stock of the Issuer within the last 60 days.


Item  6  is  hereby  amended  to  add  the  following:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On May 18, 2001, Acquisitor entered into a Joint Filing Agreement with Messrs. Soukup, Melhado, Ozanne and Lindemann reflecting their agreement to form a group and, among other things, to seek to elect Messrs. Soukup, Melhado, Ozanne and Lindemann to the Board of Directors of the Issuer (the "May 18th Joint Filing Agreement"). A copy of the May 18th Joint Filing Agreement is filed as an exhibit to this Schedule 13D and incorporated herein by reference. Other than Acquisitor, each of the parties to the Joint Filing Agreement dated as of January 4, 2001 is not a party to the May 18th Joint Filing Agreement and related agreements.

     On May 18, 2001, Acquisitor entered into Indemnification Agreements with each of Messrs. Soukup, Melhado, Ozanne and Lindemann, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

     Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item  7  is  hereby  amended  to  add  the  following:

Item  7.  Material  to  be  Filed  as  Exhibits.

     (d) Joint Filing Agreement dated as of May 18, 2001, by and among Acquisitor plc, Duncan Soukup, Peter Melhado, James Ozanne and Glen Lindemann,

     (e) Nomination Letter dated May 18, 2001 from Acquisitor plc to the Board of Directors of Datron Systems Incorporated.

     (f) Indemnification Agreement dated May 18, 2001, by and between Acquisitor plc and Duncan Soukup.

     (g)  Indemnification  Agreement  dated  May  18,  2001,  by  and  between
Acquisitor  plc  and   James  Ozanne.

     (h) Indemnification Agreement dated May 18, 2001, by and between Acquisitor plc and Peter Melhado.

     (i) Indemnification Agreement dated May 18, 2001, by and between Acquisitor plc and Glen Lindemann.

     (j) Letter dated May 18, 2001 from Acquisitor plc to the Board of Directors of Datron Systems Incorporated.

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 14 of 40 Pages
-------------------------------              -----------------------------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 21, 2001

                                   ACQUISITOR  PLC


                                   By:    /s/  Duncan  Soukup
                                       -----------------------------------
                                   Name:  Duncan  Soukup
                                   Title:  Managing  Director

                                   J  O  HAMBRO  CAPITAL  MANAGEMENT
                                   (HOLDINGS)  LIMITED


                                   By:    /s/  R.G.  Barrett
                                       -----------------------------------
                                   Name:  R.G.  Barrett
                                   Title:  Director

                                   J  O  HAMBRO  CAPITAL  MANAGEMENT
                                   LIMITED

                                   By:    /s/  R.G.  Barrett
                                       -----------------------------------
                                   Name:  R.G.  Barrett
                                   Title:  Director

                                   AMERICAN  OPPORTUNITY  TRUST  PLC

                                   By: J O Hambro Capital Management Limited, Its investment advisor


                                   By:       /s/  R.G.  Barrett
                                       -----------------------------------
                                   Name:  R.G.  Barrett
                                   Title:  Director


                                       /s/  Christopher  Mills
                                   ---------------------------------------
                                            CHRISTOPHER  MILLS


                                       /s/  Duncan  Soukup
                                   ---------------------------------------
                                            DUNCAN  SOUKUP


                                       /s/  James  Ozanne
                                   ---------------------------------------
                                            JAMES  OZANNE

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 15 of 40 Pages
-------------------------------              -----------------------------------


                                       /s/  Peter  Melhado
                                   ---------------------------------------
                                            PETER  MELHADO


                                       /s/  Glen  Lindemann
                                   ---------------------------------------
                                            GLEN  LINDEMANN

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                                 Page 16 of 40 Pages
-------------------------------              -----------------------------------


                                  EXHIBIT INDEX


EXHIBIT                                                              PAGE


     (a)  Administration,  Management and Custody Management         Previously
Agreement  dated  as  of  January 7, 1993 between J O Hambro         filed
Capital  Management  (formerly  named  J O Hambro & Partners
Limited)  and  American  Opportunity  Trust.

     (b)  Joint Filing Agreement dated as of January 4, 2001         Previously
among  Holdings,  J  O  Hambro  Capital Management, American         filed
Opportunity  Trust,  Christopher  Harwood  Bernard Mills and
Acquisitor  plc.

     (c)  Letter dated April 24, 2001 from Acquisitor plc to         Previously
David  A.  Derby,  Chairman,  President  and Chief Executive         filed
Officer  of  the  Issuer.

     (d) Joint Filing Agreement dated as of May 18, 2001, by         Included in
and  among  Acquisitor plc, Duncan Soukup, Peter Melhado,            Nomination
James  Ozanne  and  Glen  Lindemann.                                 Letter

     (e)  Nomination  Letter  dated  May  18,  2001  from            17
Acquisitor  plc  to the Board of Directors of Datron Systems
Incorporated.

     (f)  Indemnification  Agreement  dated May 18, 2001, by         33
and  between  Acquisitor  plc  and  Duncan  Soukup.

     (g)  Indemnification  Agreement  dated May 18, 2001, by         35
and  between  Acquisitor  plc  and   James  Ozanne.

     (h)  Indemnification  Agreement  dated May 18, 2001, by         36
and  between  Acquisitor  plc  and  Peter  Melhado.

     (i)  Indemnification  Agreement  dated May 18, 2001, by         38
and  between  Acquisitor  plc  and  Glen  Lindemann.

     (j)  Letter  dated  May 18, 2001 from Acquisitor plc to         40
the  Board  of  Directors  of  Datron  Systems Incorporated.

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 17 of 40 Pages
-------------------------------              -----------------------------------
                                 ACQUISITOR PLC
                                 190 THE STRAND
                                 LONDON WC2R 1JN
                                     ENGLAND


                                                                    May 18, 2001


BY  FACSIMILE  AND  FEDERAL  EXPRESS
------------------------------------

Datron  Systems  Incorporated
3030  Enterprise  Court
Vista,  California  92083-8347
Attention:  Corporate  Secretary

     Re: Notice of Intention to Nominate Individuals for Election as Directors at the 2001 Annual Meeting of Stockholders of Datron Systems
          ----------------------------------------------------------------------
          Incorporated
          ------------

Ladies  and  Gentlemen:

          This  letter shall serve to satisfy the advance notice requirements of
Article 10A of the Bylaws, as amended (the "Bylaws") of Datron Systems Incorporated ("Datron" or the "Company") as to the nomination by Acquisitor plc, a company incorporated in Wales and England ("Acquisitor"), of four nominees for election to the Board of Directors of Datron (the "Datron Board") at the next annual meeting of stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

          This letter and all Exhibits attached hereto are collectively referred to as the "Notice." Acquisitor is the beneficial owner and/or owner of record of 380,700 shares of common stock, $.01 par value per share, of Datron (the "Common Stock"). Acquisitor's business address of 190 The Strand, London WC2R 1JN, England, and it holds certain of its shares of Common Stock in its name as a record holder and certain shares are held beneficially by Acquisitor and of record through the Depository Trust Company, whose address is 55 Water Street, 50th Floor, New York, New York 10041. Through this Notice, Acquisitor hereby nominates and notifies you of its intent to nominate Duncan Soukup, James Ozanne, Peter Melhado and Glen Lindemann as nominees (the "Nominees") to be elected to the Datron Board at the Annual Meeting. To the extent there are in excess of six (6) vacancies on the Datron Board to be filled by election at the Annual Meeting or Datron increases the size of the Datron Board above its existing size, Acquisitor reserves the right to nominate additional nominees to be elected to the Datron Board at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Acquisitor that any attempt to increase the size of the Datron Board constitutes an unlawful manipulation of Datron's corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Acquisitor. The information concerning the Nominees required by Section 10A of the Bylaws and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are as follows:

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 18 of 40 Pages
-------------------------------              -----------------------------------
(A) The name of the stockholder making the nomination described herein is Acquisitor plc. We believe that Acquisitor's former address at Avery House 52, Brooks Mews, London, England, W1Y 1LE appears on Datron's books. Acquisitor's current address is 190 The Strand, London WC2R 1JN, England.


(B) As of the date hereof, Acquisitor is the beneficial owner of 380,700 shares of Common Stock of the Company.

(C) Acquisitor intends to deliver a proxy statement and a form of proxy to holders of a sufficient number of the Company's voting shares to elect the Nominees.

(C)  Information  concerning  the  Nominees:

     (I)  Names  and  business  addresses  of  the  Nominees:

          Duncan  Soukup
          c/o  Lionheart  Group,  Inc.
          118  E.  25th  Street,  8th  Floor
          New  York,  New  York  10010

          James  Ozanne
          c/o  Lionheart  Group,  Inc.
          118  E.  25th  Street,  8th  Floor
          New  York,  New  York  10010

          Peter  Melhado
          c/o  Lionheart  Group,  Inc.
          118  E.  25th  Street,  8th  Floor
          New  York,  New  York  10010

          Glen  Lindemann
          c/o  Lionheart  Group,  Inc.
          118  E.  25th  Street,  8th  Floor
          New  York,  New  York  10010

     (II) On May 18, 2001, Acquisitor plc, Duncan Soukup, James Ozanne, Peter Melhado and Glen Lindemann (collectively, the "Group") entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on
          Schedule 13D with respect to the Common Stock of Datron, and (ii) Acquisitor plc agreed to bear all expenses incurred in connection with the Group's activities, excluding certain expenses and fees. The Joint

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 19 of 40 Pages
-------------------------------              -----------------------------------


          Filing  Agreement  is  attached  hereto  as Exhibit A and incorporated
                                                      ---------
          herein by reference and all references contained herein are qualified in their entirety by reference to such Joint Filing Agreement. Other than as stated above, there are no arrangements or understandings between Acquisitor and each Nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consent by the Nominees to serve as directors of the Company if elected as such at the Annual Meeting, attached hereto as Exhibit C and incorporated herein by reference.
          ----------

          (III) The information concerning the Nominees required by Regulation 14A of the Exchange Act is as follows:

          DUNCAN  SOUKUP,  aged  46
          Since November 2000, Mr. Soukup has been serving as the chairman and chief executive officer of York Energy Ltd., a Guernsey company quoted on the Ofex market in the UK. He is also president and chief executive officer of Lionheart Group, Inc. a US based financial services holding company that he founded in 1994. From 1988 to 1994, Mr. Soukup served as a managing director of Bear, Stearns & Co. Inc. where he established and ran the company's foreign Equity Research and Sales department and was until recently a director of Sage Laboratories, Inc., a US public company that was acquired by Filtronic plc of the UK. The business address of Mr. Soukup is c/o Lionheart Group,
          Inc.,118 E. 25th Street, 8th Floor, New York, New York 10010. Mr. Soukup is not adverse to Datron or any of its subsidiaries in any material pending legal proceedings. For information regarding Mr.
          Soukup's purchases and sales of Common Stock during the past two years, see Schedule I.
                       -----------

          JAMES  OZANNE,  aged  57
          Mr. Ozanne has been the principal at Greenrange Partners LLC, which makes early to late stage venture capital investments and which participates in management buy-outs, since 1996. He is also currently a Director and Chairman of the Underwriting Committee of Financial Security Assurance with which he has been involved since 1989. Until July 2000, when it was acquired by Dexia, Mr. Ozanne was also Vice Chairman of Financial Security Assurance. Mr. Ozanne is also Vice Chairman and a director of Fairbanks Capital Corp., a mortgage servicer, and until May, 2001, he was a director of Basis 100, a Toronto Stock Exchange listed e-commerce technology solution provider for financial institutions and service providers. Until 1999, Mr. Ozanne was also Chairman of Source One Mortgage Corporation, an agency mortgage banker, a position he had held since 1997. Source One Mortgage was sold to Citi Corp Mortgage on May 1, 1999. Between 1989 to 1996, Mr. Ozanne was Chairman and CEO of the company now known as Nations Financial. Nations Financial was formed in 1993 with the acquisition of the financial services business of US West of which Mr. Ozanne was Chairman and CEO, a position which he had held in the enlarged company. Mr. Ozanne was the CEO of North American Car Corporation between 1975 and 1983. North American Car Corporation was sold to GE Capital in 1983, whereupon he was employed by GE Capital. Mr. Ozanne was employed by GE Capital until 1989, eventually becoming Executive Vice President with responsibility for consumer finance and asset management businesses. The business address of Mr. Ozanne is c/o Lionheart Group, Inc., 118 E. 25th Street, 8th Floor, New York, New York 10010. Mr. Ozanne is not adverse to Datron or any of its subsidiaries in any material pending legal proceedings. For information regarding Mr. Ozanne's purchases and sales of Common Stock during the past two years, see Schedule I.

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 20 of 40 Pages
-------------------------------              -----------------------------------


          PETER  MELHADO,  aged  43
          Mr. Melhado is the General Partner of Polaris Partners, L.P., an investment partnership he co-found in 1989. Prior to forming Polaris Partners, L.P., Mr. Melhado was a partner at Orson Munn & Co. and Chief Investment Officer of Horsburgh Carlson Investment Management, both of which are US investment management firms. Mr. Melhado is also the President of Iroquois Avenue Foundation, a US charitable Trust. The business address of Mr. Melhado is c/o Lionheart Group, Inc., 118
          E. 25th Street, 8th Floor, New York, New York 10010. Mr. Melhado is not adverse to Datron or any of its subsidiaries in any material pending legal proceedings. For information regarding Mr. Melhado's purchases and sales of Common Stock during the past two years, see
          Schedule  I.
          -----------

          GLEN  LINDEMANN,  aged  61
          Mr. Lindemann is retired. From October, 1997 until December 2000, he served as the President & Chief Executive Officer/Vice Chairman of Scott Technologies, Inc. (formerly Figgie International), a leading designer and manufacturer of sophisticated, high-performance respiratory protection systems, gas detection instruments and other life saving products for fire-fighting, industrial, aviation and government markets. During his tenure, Scott Technologies sold Interstate Electronics, Corporation to L3 Communications. From 1989-1997, Mr. Lindemann served as President of Scott Aviation, a maker of oxygen systems for commercial airliners which was then a division of Figgie International. From 1986-1989, Mr. Lindemann served as President and General Manager of Paxall Circle Machinery, which is a packaging machinery company. From 1983-1986, Mr. Lindemann served as President of Telesis Controls Corp., which is in the business of making machinery for the tracking of products in the metals, rubber and transportation industries.The business address of Mr. Lindemann is c/o Lionheart Group, Inc., 118 E. 25th Street, 8th Floor, New York, New York 10010. Mr. Lindemann is not adverse to Datron or any of its subsidiaries in any material pending legal proceedings. For information regarding Mr. Lindemann's purchases and sales of Common Stock during the past two years, see Schedule I.
                                                      -----------

     (IV) Each of the Nominees has consented to serve as a director of Datron if so elected. Such consents are attached hereto as Exhibit C.
                                                                   ----------

          In addition to the information provided in this Notice, the Nominees and Acquisitor will promptly provide any and all additional information reasonably required by Datron pursuant to the Bylaws or the Articles of Incorporation, as amended. Please address any correspondence to Acquisitor plc, c/o Lionheart Group, Inc., 118 E. 25th Street, 8th Floor, New York, New York 10010, Attention: Duncan Soukup, telephone (212) 614-0323, facsimile (212)

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 21 of 40 Pages
-------------------------------              -----------------------------------


614-9635 (with copies to our counsel, Matthew Day, Esq., c/o Lionheart Group, Inc., 118 E. 25th Street, 8th Floor, New York, New York 10010 (telephone (212) 614-0323, facsimile (212) 614-9635) and Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022, Attention: Steven Wolosky, Esq., telephone (212) 753-7200, facsimile (212) 755-1467). The giving of this Notice is not an admission that the procedures for notice contained in the Bylaws are legal, valid or binding, and Acquisitor reserves the right to challenge their validity. In addition, Acquisitor reserves the right to challenge any effort by Datron or the Datron Board to conduct the Annual Meeting on any date other than August 3, 2001.

                              Very  truly  yours,

                              ACQUISITOR  PLC

                              /s/  Duncan  Soukup
                              ------------------------
                              Duncan  Soukup
                              Managing  Director

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 22 of 40 Pages
-------------------------------              -----------------------------------
                                   SCHEDULE I

            TRANSACTIONS IN THE SHARES OF DATRON SYSTEMS INCORPORATED
                            DURING THE PAST TWO YEARS


           DATE OF PURCHASE     SHARES OF COMMON     PRICE PER SHARE
                                STOCK PURCHASED
                                ---------------

                                 ACQUISITOR PLC
                                 --------------

               11/9/2000                 143,100            $11.13
              11/13/2000                  50,200            $12.20
              11/15/2000                   5,500            $12.14
              11/16/2000                   2,500            $12.06
              11/20/2000                   5,600            $11.80
              11/21/2000                  17,700            $11.85
              11/22/2000                   4,000            $11.88
              11/27/2000                   5,200            $11.72
              11/28/2000                  12,100            $11.71
              11/29/2000                  33,700            $11.88
              11/30/2000                   6,400            $11.91
               12/1/2000                   9,500            $11.83
               12/5/2000                     200            $11.94
               12/7/2000                   2,000            $12.25
               12/8/2000                   9,000            $12.37
              12/12/2000                   5,400            $12.56
              12/14/2000                   2,000            $12.44
              12/15/2000                   3,500            $12.50
              12/20/2000                  10,000            $12.44
                2/6/2001                   2,000            $13.56
                2/7/2001                   1,000            $13.56
                2/8/2001                     900            $13.63
                2/9/2001                   1,500            $13.63
               2/12/2001                   1,000            $13.63
               2/13/2001                   4,500            $13.60
               2/14/2001                   9,600            $13.35
               2/16/2001                   3,900            $13.25
               2/20/2001                     200            $13.25
               2/21/2001                   4,000            $13.35
               2/22/2001                  24,500            $13.35

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 23 of 40 Pages
-------------------------------              -----------------------------------


                                  DUNCAN SOUKUP(1)
                                  ----------------

                                      NONE

                                  JAMES OZANNE(2)
                                  ---------------

                                      NONE

                                  PETER MELHADO(3)
                                  ----------------

                                      NONE

                                 GLEN LINDEMANN
                                 --------------

                                      NONE




________________________
1. By virtue of his positions with Acquisitor, Mr. Soukup has the power to vote and dispose of the Common Stock owned by Acquisitor. Accordingly, Mr. Soukup may be deemed to be the beneficial owner of the Common Stock owned by Acquisitor.

2. By virtue of his positions with Acquisitor, Mr. Ozanne has the power to vote and dispose of the Common Stock owned by Acquisitor. Accordingly, Mr. Ozanne may be deemed to be the beneficial owner of the Common Stock owned by Acquisitor.

3. By virtue of his positions with Acquisitor, Mr. Melhado has the power to vote and dispose of the Common Stock owned by Acquisitor. Accordingly, Mr. Melhado may be deemed to be the beneficial owner of the Common Stock owned by Acquisitor.

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 24 of 40 Pages
-------------------------------              -----------------------------------


                                   EXHIBIT A

                             JOINT FILING AGREEMENT

          WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Datron Systems Incorporated, a Delaware corporation ("Datron");

          WHEREAS, Acquisitor plc, a company incorporated in Wales and England ("Acquisitor"), Duncan Soukup, James Ozanne, Peter Melhado and Glen Lindemann wish to form a group (the "Group") with regard to Acquisitor's investment in Datron.

          NOW,  IT  IS AGREED, this 18th day of May, 2001 by the parties hereto:

          1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of Datron.

          2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP ("Olshan") of (i) any of their purchases or sales of the Common Stock of Datron; or (ii) any shares over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

          3. Acquisitor hereby agrees to bear all expenses incurred in connection with the Group's activities. Notwithstanding the foregoing, Acquisitor shall not be required to reimburse any party for (i) out-of-pocket expenses incurred by a party in the aggregate in excess of $250 without Acquisitor's prior written approval; (ii) the value of the time of any party;
(iii) legal fees incurred without Acquisitor's prior written approval; or (iv) the costs of any counsel, other than Olshan, employed in connection with any pending or threatened litigation without Acquisitor's prior written approval.

          4. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell shares of Datron, as it deems appropriate, in its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

          5. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 25 of 40 Pages
-------------------------------              -----------------------------------


          6. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

          7. Any party hereto may terminate his obligations under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to Steven Wolosky, Esq. at Olshan, Fax No. (212) 755-1467.

          8. Each party acknowledges that Olshan shall act as counsel for both the Group and Acquisitor.

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 26 of 40 Pages
-------------------------------              -----------------------------------


          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 27 of 40 Pages
-------------------------------              -----------------------------------


Dated: May 18, 2001
                              ACQUISITOR  PLC

                              By:  /s/  Duncan  Soukup
                                   -------------------
                              Name:  Duncan  Soukup
                              Title:  Managing  Director

                              /s/  Duncan  Soukup
                              Duncan  Soukup

                              /s/  James  Ozanne
                              ------------------
                              James  Ozanne

                              /s/  Peter  Melhado
                              -------------------
                              Peter  Melhado

                              /s/  Glen  Lindemann
                              --------------------
                              Glen  Lindemann

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 28 of 40 Pages
-------------------------------              -----------------------------------


                                    EXHIBIT C

                                NOMINEE CONSENTS

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 29 of 40 Pages
-------------------------------              -----------------------------------


                                  DUNCAN SOUKUP
                            c/o Lionheart Group, Inc.
                          118 E. 25th Street, 8th Floor
                            New York, New York 10010


                                                                    May 18, 2001


Datron  Systems  Incorporated
3030  Enterprise  Court
Vista,  California  92083-8347
Attention:  Corporate  Secretary

Gentlemen:

          You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Acquisitor plc of its intention to nominate the undersigned as a director of Datron Systems Incorporated ("Datron") at the Datron 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of Datron if elected at the Annual Meeting.


                                                Very  truly  yours,

                                                /s/  Duncan  Soukup
                                                Duncan  Soukup

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 30 of 40 Pages
-------------------------------              -----------------------------------


                                  JAMES OZANNE
                            c/o Lionheart Group, Inc.
                          118 E. 25th Street, 8th Floor
                            New York, New York  10010


                                                                    May 18, 2001


Datron  Systems  Incorporated
3030  Enterprise  Court
Vista,  California  92083-8347
Attention:  Corporate  Secretary

Gentlemen:

          You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Acquisitor plc of its intention to nominate the undersigned as a director of Datron Systems Incorporated ("Datron") at the Datron 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of Datron if elected at the Annual Meeting.


                                             Very  truly  yours,

                                             /s/  James  Ozanne
                                             James  Ozanne

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 31 of 40 Pages
-------------------------------              -----------------------------------


                                  PETER MELHADO
                            c/o Lionheart Group, Inc.
                          118 E. 25th Street, 8th Floor
                            New York, New York  10010


                                                             May 18, 2001


Datron  Systems  Incorporated
3030  Enterprise  Court
Vista,  California  92083-8347
Attention:  Corporate  Secretary

Gentlemen:

          You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Acquisitor plc of its intention to nominate the undersigned as a director of Datron Systems Incorporated ("Datron") at the Datron 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of Datron if elected at the Annual Meeting.


                                             Very  truly  yours,

                                             /s/  Peter  Melhado
                                             Peter  Melhado

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 32 of 40 Pages
-------------------------------              -----------------------------------


                                 GLEN LINDEMANN
                            c/o Lionheart Group, Inc.
                          118 E. 25th Street, 8th Floor
                            New York, New York  10010


                                                              May 18, 2001


Datron Systems Incorporated
3030  Enterprise  Court
Vista,  California  92083-8347
Attention:  Corporate  Secretary

Gentlemen:

          You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Acquisitor plc of its intention to nominate the undersigned as a director of Datron Systems Incorporated ("Datron") at the Datron 2001 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof (the "Annual Meeting") and (ii) serving as a director of Datron if elected at the Annual Meeting.


                                             Very  truly  yours,

                                             /s/  Glen  Lindemann
                                             Glen  Lindemann

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 33 of 40 Pages
-------------------------------              -----------------------------------


                               INDEMNITY AGREEMENT


                                                                    May 18, 2001



Duncan  Soukup
c/o  Lionheart  Group,  Inc.
118  E.  25th  Street,  8th  Floor
New  York,  New  York  10010

               Re:  Datron  Systems  Incorporated

Dear  Mr.  Soukup:

          Thank you for agreeing to serve as a nominee (a "Nominee") to the Board of Directors of Datron Systems Incorporated ("Datron") in the proxy solicitation that Acquisitor plc (the "Participant") is considering undertaking to nominate and elect directors at the Datron 2001 Annual Meeting of Stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof. Your outstanding qualifications, we believe, will prove a valuable asset to Datron and all of its stockholders. This letter will set forth the terms of our agreement.

          The Participant agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the proxy solicitation by the Participant and any related transactions, irrespective of the outcome; provided, that this indemnification agreement and all of the
               --------
Participant's obligations hereunder may be terminated by the Participant in its sole discretion, in the event that you withdraw as a Nominee. This indemnification will include any and all (each, a "Loss") losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the proxy solicitation by the Participant and any related transactions.

          In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Participant written notice of such claim or Loss. Upon receipt of such written notice, the Participant will provide you with counsel to represent you. In addition, you will be reimbursed promptly for all Losses suffered by you and for all reasonable out-of-pocket expenses incurred by you relating to the proxy solicitation and any related transactions.

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 34 of 40 Pages
-------------------------------              -----------------------------------


          If you agree to the foregoing terms, please sign below to indicate your acceptance.

                              Very  truly  yours,

                              ACQUISITOR  PLC

                              By:  /s/  Duncan  Soukup
                                   -------------------
                              Name:  Duncan  Soukup
                              Title:  Managing  Director

ACCEPTED  AND  AGREED:


/s/  Duncan  Soukup
-------------------
Duncan  Soukup

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 35 of 40 Pages
-------------------------------              -----------------------------------


                               INDEMNITY AGREEMENT

                                  May 18, 2001


Mr.  James  H.  Ozanne
114  Goodwives  River  Road
Darien,  CT  06820

Re:  Datron  Systems  Incorporated

Dear  Jim:

     Thank you for agreeing to serve as a nominee (a "Nominee") to the Board of Directors of Datron Systems Incorporated ("Datron") in the proxy solicitation that Acquisitor plc (the "Participant") is considering undertaking to nominate and elect directors at the Datron 2001 Annual Meeting of Stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof. Your outstanding qualifications, we believe, will prove a valuable asset to Datron and all of its stockholders.

This will confirm our agreement that the Participant agrees to defend, indemnify and hold harmless you and your heirs, executors, administrators and personal representatives (collectively "Mr. Ozanne") from and against all actions, claims, liabilities, obligations, damages, costs, losses or other expenses (including attorneys' fee and expenses and any expenses incurred in Mr. Ozanne's enforcement of this Letter Agreement)(an "Indemnified Claim") which Mr. Ozanne may incur or which is alleged or asserted against Mr. Ozanne arising out of, or in connection with the proxy solicitation by the Participant and any related transactions, whether prior or subsequent to the date hereof, whether directly or indirectly related to your acts or omissions as a Nominee and regardless or whether such acts or omissions as a Nominee constitute gross negligence or willful misconduct. This will further confirm the Participant's intention that the agreement to defend, indemnify and hold harmless contained herein shall provide for indemnification in excess of that expressly permitted by statute, including, without limitation, any indemnification provided by Participant's Memorandum of Association, Articles of Association, a vote of its shareholders or disinterested directors, or applicable law.

     Acquistor  agrees  that:

     1. Mr. Ozanne shall be entitled to indemnification of Indemnified Claims, and shall receive payment thereof, from the Participant in accordance with this Letter Agreement as soon as practicable after Mr. Ozanne has made written demand on the Participant for such indemnification;

     2. It shall not be a defense to any action brought by Mr. Ozanne against the Participant to enforce this Letter Agreement, that it is not permissible under applicable law for the Participant to indemnify Mr. Ozanne for the amount claimed;

     3. To the extent the Participant maintains an insurance policy or policies providing directors' liability insurance, the Participant shall cause Mr. Ozanne to be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any director; and

     4. Upon notification by Mr. Ozanne to it that Mr. Ozanne has suffered an Indemnified Claim, it shall immediately pay Mr. Ozanne the amount of the Indemnified Claim, and Mr. Ozanne shall have sole control of the defense of any proceeding involving an Indemnified Claim and all negotiations for the settlement thereof.

     Mr. Ozanne and the Participant agree that this Letter Agreement may be amended only in writing and shall be governed by, and construed in accordance with, the laws of the State of Connecticut and the Participant hereby submits to the jurisdiction of any United States Federal or Connecticut State court sitting in the State of Connecticut in any action or proceeding arising out of or relating to this Letter Agreement and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court or that such court is an inconvenient forum. The Participant agrees that service may be made by mailing or delivering a copy of the summons and complaint and any other process which may be served in any such action or proceeding to it at its address set forth herein. The Participant agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                              ACQUISITOR  PLC

                              By  /s/  C.  Duncan  Soukup
                                  --------------------
                                  Name:  C.  Duncan  Soukup
                                  Title:  Managing  Director

ACCEPTED  AND  AGREED:


/s/  James  Ozanne
----------------
James  Ozanne

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 36 of 40 Pages
-------------------------------              -----------------------------------


                               INDEMNITY AGREEMENT


                                                                May 18, 2001



Peter  Melhado
c/o  Lionheart  Group,  Inc.
118  E.  25th  Street,  8th  Floor
New  York,  New  York  10010

               Re:  Datron  Systems  Incorporated

Dear  Mr.  Melhado:

          Thank you for agreeing to serve as a nominee (a "Nominee") to the Board of Directors of Datron Systems Incorporated ("Datron") in the proxy solicitation that Acquisitor plc (the "Participant") is considering undertaking to nominate and elect directors at the Datron 2001 Annual Meeting of Stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof. Your outstanding qualifications, we believe, will prove a valuable asset to Datron and all of its stockholders. This letter will set forth the terms of our agreement.

          The Participant agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the proxy solicitation by the Participant and any related transactions, irrespective of the outcome; provided, that this indemnification agreement and all of the
               --------
Participant's obligations hereunder may be terminated by the Participant in its sole discretion, in the event that you withdraw as a Nominee. This indemnification will include any and all (each, a "Loss") losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the proxy solicitation by the Participant and any related transactions.

          In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Participant written notice of such claim or Loss. Upon receipt of such written notice, the Participant will provide you with counsel to represent you. In addition, you will be reimbursed promptly for all Losses suffered by you and for all reasonable out-of-pocket expenses incurred by you relating to the proxy solicitation and any related transactions.

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 37 of 40 Pages
-------------------------------              -----------------------------------


          If you agree to the foregoing terms, please sign below to indicate your acceptance.

                              Very  truly  yours,

                              ACQUISITOR  PLC

                              By:  /s/  Duncan  Soukup
                                   -------------------
                              Name:  Duncan  Soukup
                              Title:  Managing  Director

ACCEPTED  AND  AGREED:


/s/  Peter  Melhado
-------------------
Peter  Melhado

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 38 of 40 Pages
-------------------------------              -----------------------------------


                               INDEMNITY AGREEMENT


                                                              May 18, 2001



Glen  Lindemann
c/o  Lionheart  Group,  Inc.
118  E.  25th  Street,  8th  Floor
New  York,  New  York  10010

               Re:  Datron  Systems  Incorporated

Dear  Mr.  Lindemann:

          Thank you for agreeing to serve as a nominee (a "Nominee") to the Board of Directors of Datron Systems Incorporated ("Datron") in the proxy solicitation that Acquisitor plc (the "Participant") is considering undertaking to nominate and elect directors at the Datron 2001 Annual Meeting of Stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof. Your outstanding qualifications, we believe, will prove a valuable asset to Datron and all of its stockholders. This letter will set forth the terms of our agreement.

          The Participant agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the proxy solicitation by the Participant and any related transactions, irrespective of the outcome; provided, that this indemnification agreement and all of the
               --------
Participant's obligations hereunder may be terminated by the Participant in its sole discretion, in the event that you withdraw as a Nominee. This indemnification will include any and all (each, a "Loss") losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the proxy solicitation by the Participant and any related transactions.

          In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Participant written notice of such claim or Loss. Upon receipt of such written notice, the Participant will provide you with counsel to represent you. In addition, you will be reimbursed promptly for all Losses suffered by you and for all reasonable out-of-pocket expenses incurred by you relating to the proxy solicitation and any related transactions.

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 39 of 40 Pages
-------------------------------              -----------------------------------


          If you agree to the foregoing terms, please sign below to indicate your acceptance.

                              Very  truly  yours,

                              ACQUISITOR  PLC

                              By:  /s/  Duncan  Soukup
                                   -------------------
                              Name:  Duncan  Soukup
                              Title:  Managing  Director

ACCEPTED  AND  AGREED:


/s/  Glen  Lindemann
--------------------
Glen  Lindemann

-------------------------------              -----------------------------------
      CUSIP No. 238173-10-8                             Page 40 of 40 Pages
-------------------------------              -----------------------------------


                                 ACQUISITOR PLC



                                  May 18, 2001

Board  of  Directors
Datron  Systems  Incorporated
3030  Enterprise  Court
Vista,  California  92083-8347

Gentlemen:

     Enclosed please find a copy of the nomination letter dated May 18, 2001 that is concurrently being sent to the Secretary of Datron Systems Incorporated (the "Company"). In the nomination letter, we have specified that we are nominating four persons to be considered for election as directors of the Company during its 2001 Annual Meeting (the "Annual Meeting"). To avoid further expense of all parties in our attempt to achieve appropriate Board representation, we hope that we can enter into meaningful dialogue with the Company.

     We believe that the Company continues to have enormous intrinsic value but management's performance continues to adversely impact such intrinsic value. We therefore propose that the Company (i) agree to engage an investment bank with a proven record in the aerospace, defense and communication industries acceptable to us to assist the Board in enhancing shareholder value and (ii) redeem its poison pill. In return, we are willing to (a) reduce the number of our nominees to the Board of Directors to two, namely James Ozanne and Duncan Soukup, to have such nominees included in the Company's slate and to work with the Company to facilitate the election of the full slate at the Annual Meeting, and (b) enter into an appropriate standstill agreement with the Company. If you are interested in this proposal, we would gladly accept an invitation to meet with the Board to discuss it in further detail.

     I look forward to discussing this matter with you at your convenience. I can be reached by telephone at (212) 614-0323.

                                                           Very  truly  yours,

                                                           /s/  Duncan  Soukup
                                                           Duncan  Soukup